Exhibit 99.2

Report of Voting Results

Annual Meeting of Shareholders of

SUNCOR ENERGY INC.

(“Suncor”)

May 6, 2020

REPORT OF VOTING RESULTS

National Instrument 51-102 — Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

1.                                      By resolution passed by vote conducted by ballot, the following directors were elected to hold office until the next annual meeting of shareholders:

Name	Votes For	%	Votes Withheld	%

Patricia M. Bedient	1,128,166,996	99.85	1,650,331	0.15
Mel E. Benson	1,110,210,279	98.26	19,608,048	1.74
John D. Gass	1,122,438,201	99.35	7,380,126	0.65
Dennis M. Houston	1,123,781,019	99.47	6,037,308	0.53
Mark S. Little	1,118,223,791	98.97	11,594,535	1.03
Brian P. MacDonald	1,128,250,874	99.86	1,567,452	0.14
Maureen McCaw	1,096,912,095	97.09	32,906,232	2.91
Lorraine Mitchelmore	1,128,251,472	99.86	1,566,854	0.14
Eira M. Thomas	1,108,438,391	98.11	21,379,936	1.89
Michael M. Wilson	1,124,971,832	99.57	4,845,495	0.43

2.                                      By resolution passed by vote conducted by ballot, KPMG LLP, Chartered Professional Accountants, was appointed to serve as Suncor’s independent auditors until the next annual meeting of shareholders.

3.                                      Management’s approach to executive compensation (say on pay) disclosed in Suncor’s management proxy circular dated February 26, 2020 was approved by a vote, conducted by ballot, of 1,069,273,121 (94.64%) for and 60,545,174 (5.36%) against.